Exhibit 99.1

Kitov Announces Results of Study Demonstrating NT-219 Enhanced Efficacy of Keytruda® in Immune-Oncology Preclinical Model

TEL AVIV, Israel, July 18, 2017 /PRNewswire/ --

Kitov Pharmaceuticals Holdings Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company, today announced results of a pre-clinical study demonstrating that NT-219, the lead drug candidate of its subsidiary TyrNovo Ltd., in combination with Keytruda®, converted non-responding tumors to responders and blocked tumor progression in an immune-oncology preclinical model.

The study, conducted in collaboration with researchers at Bar Ilan University and Rabin Medical Center, assessed NT-219’s ability to overcome cancer drug resistance in a patient-derived xenograft (PDX) model of immune-deficient mice, in which a tumor originated from an esophagus cancer biopsy was implanted. The mice were supplemented with immune cells from the same patient (double autologous). While no response was observed with Keytruda® alone or with NT-219 alone, and the tumors aggressively progressed, mice treated concomitantly with a combination of Keytruda® and NT-219 demonstrated complete blockage of tumor progression.

"We are excited with these initial results obtained with NT-219 in combination with pembrolizumab (Keytruda®),” stated Dr. J. Paul Waymack, Chairman of Kitov's Board and Chief Medical Officer. “Previous results obtained with NT-219 demonstrated its efficacy in overcoming drug resistance in a variety of cancers and in combination with various pharmacologic cancer therapies. We are focused on advancing this highly promising therapeutic candidate to clinical trials as quickly as possible in order to provide enhanced treatment options to cancer patients.”

About TyrNovo

TyrNovo Ltd., a Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) company, is developer of novel small molecules in the oncology therapeutic field. TyrNovo is developing NT-219, an oncology product designed to be used in combination with other oncology drugs. NT-219 is a small molecule that presents a new concept in cancer therapy. In combination with various approved oncology drugs, NT-219 has demonstrated potent anti-tumor effects and increased survival in various cancer models, including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers. Its mechanism of action is through the prevention of acquired resistance in tumors and by regression of resistant tumors. For more information on TyrNovo please visit http://www.tyrnovopharma.com.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial, and its New Drug Application for the U.S. Food and Drug Administration is currently being prepared for submission. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC") , including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

For further information, contact:

Simcha Rock

Chief Financial Officer of Kitov and Director of TyrNovo

+972-3-933-3121 ext. #105

simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

646-597-6989

bob@lifesciadvisors.com